September 4, 2009

By U.S. Mail and Facsimile to: (213) 621-5234

Romolo Santarosa
Executive Vice President and Chief Financial Officer
First California Financial Group, Inc.
3027 Townsgate Road, Suite 300
Westlake Village, CA 91361

> **Re:** **First California Financial Group, Inc.**
> **Form 10-Q for Fiscal Period Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 000-52498**

Dear Mr. Santarosa:

We have reviewed your correspondence filed with the Commission on August 14, 2009 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please refer to our previous comment 2(a) in our letter dated August 7, 2009. Please provide additional specific detail of the changes to your qualitative factors that occurred subsequent to the filing of your Form 8-K on April 26, 2009 that caused such a material change in your original estimate. Please provide a description of the specific credit quality trends and other evidence considered during that time that was not in evidence at the time you filed your Form 8-K on April 26, 2009.

2.   It appears from your disclosure that you adjust your historical loss rates using one overall qualitative loss factor for each group of loans. Please clarify whether you determine the qualitative factor adjustment based on an overall consideration of qualitative factors or whether you determine the overall qualitative adjustment based on a sum of the determined adjustments for each individual qualitative factor.

3.   Please provide a quantitative analysis of the impact of the changes in your qualitative factor adjustment on the provision and allowance for loan losses in a tabular format. This information should include the amount calculated as a result of your consideration of qualitative factors at December 31, 2008, at March 31, 2009 as reported in your Form 8-K filed April 26, 2009 and the amount calculated subsequently and reported in your March 31, 2009 Form 10-Q. Please provide this analysis for each individual qualitative factor considered, if appropriate.

4.   Please refer to our previous comment 2(b) in our letter dated August 7, 2009. Based on the information in your response, it appears that you primarily considered downturns in your credit quality trends when increasing your qualitative factor adjustments. For example, in your response, you state that you increased your qualitative factors to incorporate your consideration of the economic conditions, declines in real estate conditions, large numbers of business and personal bankruptcies, and the level and trend of charge-offs, past due and non-accrual loans. Please tell us how you concluded that these credit quality indicators and trends were not present or as severe in the portfolio as of December 31, 2008. Please provide a description, and quantification when possible, of the information considered as of December 31, 2008, such as the increasing bankruptcy trends, and how these trends changed during the period between when you reported your first quarter earnings in your Form 8-K filed on April 29, 2009 and the time you filed your first quarter Form 10-Q.

5.   Please refer to our previous comment 2(c) in our letter dated August 7, 2009.   In your response, you state that you increased your qualitative factors, in part, due to the credit trends related to the 1st Centennial loans within that market area, such as severe declines in real estate values, a large number of business and personal bankruptcies and several bank failures. Please tell us how you considered these trends in determining the expected loss component of the fair value of these loans. Please tell us specifically of any changes in these trends since purchase that you did not anticipate when you determined the initial fair value. Please quantify how much of the additional provision was due to changes in these factors and how much of the additional provision was due to the consideration of other operational challenges, such as your inexperience with that particular market and new lending personnel.

6. Please refer to our previous comment 2(c) in our letter dated August 7, 2009. Please tell us and revise to disclose the specific information that was available to your bank regulatory agencies at the time of their exam that was not available to you when you originally determined the amount of your loan loss provision, at December 31, 2008, if applicable, and when you filed your Form 8-K on April 26, 2008.

7. Please tell us and revise to disclose in future filings the specific reasons for the increase in charge-offs during the first quarter, including a discussion of why the fourth quarter of 2008 and the second quarter of 2009 did not have similar levels of charge-offs.

   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

   You may contact Rebekah Blakeley Moore at (202) 551-3303 or me at (202) 551-3492.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant

cc: (facsimile only)
     Gregg Noel, Skadden Arps